Exhibit 27(l)

October 5, 2005

Pruco Life Insurance Company of New Jersey

213 Washington Street

Newark, New Jersey 07102-2992

To Pruco Life Insurance Company of New Jersey:

This opinion is furnished in connection with the registration by Pruco Life Insurance Company of New Jersey ("Pruco Life Insurance Company of New Jersey") of PruLife Custom Premier II Variable Universal Life Insurance Contracts (the "Contracts") under the Securities Act of 1933, and is intended to serve as an update to be viewed in conjunction with previously developed representations. This opinion was prepared in order to comply with Section 26(f) of the Investment Company Act of 1940. The prospectus included in Post-Effective Amendment No. 3 to Registration Statement No. 333-112809 on Form N-6 describes the Contracts.

I, Nancy D. Davis, am Vice President and Actuary of Pruco Life Insurance Company of New Jersey, a Fellow of the Society of Actuaries and a member in good standing of the American Academy of Actuaries. I meet the Academy general qualification standards for making public statements of actuarial opinion. I have reviewed the Contract form and I have participated in the preparation and review of the Registration Statement and Exhibits thereto.

I have examined the actuarial assumptions and actuarial methods used in determining the reasonableness of contract fees and charges. In my opinion the fees and charges assessed for this Contract form are reasonable in relation to the services produced, expenses incurred in the past, expectation of future expenses, and risks assumed at the time the charges were determined or redetermined. In addition, the aggregate fees and charges deducted, including the fees associated with the underlying separate account funds, are reasonable in relation to those assessed within comparable products offered by competitors in the marketplace. The factors considered in determining the reasonableness of the fees and charges may include one or more of the following: innovation, industry practice, reasonable profits, prior regulatory scheme, economic factors, compliance with other regulatory bodies, and underlying fund charges.

Based on these factors, the fees and charges assessed under the listed contracts are expected to result in a reasonable level of profitability, commensurate with the risks inherent under the contracts.

I have examined the actuarial assumptions and actuarial methods used in determining the hypothetical illustrations included in the prospectus. In my opinion:

(1)	The illustrations of cash surrender values, death benefits and/or any other values illustrated are consistent with the provisions of the Contract and the Depositor’s administrative procedures;
(2)

The rate structure of the Contract has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser with different assumptions; and

(3)	The illustrations are based on a commonly used rating classification and premium amount and ages appropriate for the markets in which the Contract is sold.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Experts" in the prospectus.

Very truly yours,

_/s/___________________________________

Nancy D. Davis, FSA, MAAA

Vice President and Actuary

Pruco Life Insurance Company of New Jersey